Exhibit 99.1

BEST Inc. Announces Unaudited First Quarter 2021 Financial Results

HANGZHOU, China, June 8, 2021 -- BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China, today announced its unaudited financial results for the quarter ended March 31, 2021.

Johnny Chou, Founder, Chairman and Chief Executive Officer of BEST, commented, “Our first quarter results reflected a mix of both the progress brought about by our November 2020 strategic refocusing plan and the ongoing challenges we are still facing. Our execution of the strategic refocusing plan delivered substantial improvement in Freight, Supply Chain Management and Global, as reflected in their top line growth along with strong gross margin expansion. We continued to solidify our leading position in the freight market, while refocusing our efforts on high-margin accounts for Supply Chain Management. We also gained ground in the Southeast Asian market through Global despite the COVID-19 pandemic.”

“For Express, our strategies are on the right track, and the rapidly evolving competitive landscape requires us to quicken the pace of our action. Our accelerated measures will focus on networking stability and service quality by optimizing the structure of products, customers and franchisee partners, in order to create a clear path to sustainable profitability.”

“Although we expect the turnaround of Express to take approximately 6 to 9 months, we have a solid, clear strategic direction targeting sustainable development, supported by the attractive growth prospects of e-commerce and the unique value proposition of our integrated smart supply chain solutions and logistics services. We are fully dedicated to positioning our company for long-term success.”

Gloria Fan, BEST’s Chief Financial Officer, commented, “In the first quarter of 2021, our revenue reached RMB6.5 billion, increasing 29.9% year-over-year while our net loss was RMB604 million as our initiatives for Express need time to materialize at the bottom line. Our focus today continues to be on cost reduction across the entire organization, including unit cost structure optimization for Express and Freight, as well as the streamlining of SG&A expenses. As we navigate through the current environment, we are making various strategic evaluations and are prepared to take appropriate actions to strengthen our balance sheet and liquidity to support our strategic refocusing plan. In particular, we are looking at financing options in relation to certain of our business units, and we will provide details as necessary or appropriate if any definitive step is taken.”

FINANCIAL HIGHLIGHTS (1)

For the Quarter Ended March 31, 2021:

●	Revenue was RMB6,496.6 million (US$991.6 million), an increase of 29.9% year-over-year (“YoY”). The increase was primarily due to a strong increase in Express and Freight volume, partially offset by a decrease in average selling price (“ASP”) in Express and Freight business segments.

●	Gross Loss was RMB193.4 million (US$29.5 million), compared to gross loss of RMB238.0 million in the same period of 2020. Gross Loss Margin was 3.0%, an improvement of 1.8 percentage points (“ppts”) YoY.

●	Net Loss was RMB604.5 million (US$92.3 million), compared to a net loss of RMB666.9 million in the same period of 2020. Non-GAAP Net Loss(2)(3) was RMB581.1 million (US$88.7 million), compared to non-GAAP net loss of RMB632.3 million in the same period of 2020.

●	Diluted EPS(4) was negative RMB1.55 (US$0.24), compared to negative RMB1.69 in the same period of 2020. Non-GAAP Diluted EPS(3)(4) was negative RMB1.49 (US$0.23), compared to negative RMB1.60 in the same period of 2020.

●	EBITDA(5) was negative RMB420.3 million (US$64.2 million), compared to negative RMB536.2 million in the same period of 2020. Adjusted EBITDA(3)(5) was negative RMB396.9 million (US$60.6 million), compared to negative RMB502.6 million in the same period of 2020.

BUSINESS HIGHLIGHTS(6)

BEST Express – We continued to focus on optimizing product structure, improving network stability and flexibility, as well as enhancing service quality and customer experience during the first quarter. While the results from these actions are not fully visible from our financial results, we believe they have improved the underlying fundamentals of our network and we will further accelerate our actions to target a return to profitability later in the year.

(1) All numbers presented have been rounded to the nearest integer, tenth, or hundredth, and year-over-year comparisons are based on figures before rounding.

(2) Non-GAAP net income/loss represents net income/loss excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments (if any).

(3) See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(4) Diluted earnings per share, or Diluted EPS, is calculated by dividing net profit attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period.

(5) EBITDA represents net loss excluding depreciation, amortization, interest expense and income tax expense and minus interest income. Adjusted EBITDA represents EBITDA excluding share-based compensation expenses and fair value change of equity investments (if any).

(6) All numbers presented have been rounded to the nearest integer, tenth, or hundredth, and year-over-year comparisons are based on figures before rounding.

During the quarter, parcel volume increased by 33.6% YoY. Gross margin contracted by 3.2 ppts due to a decline in ASP per parcel of 17.6% YoY, partially offset by a decrease in average cost per parcel of 15.1% YoY.

BEST Freight – Freight once again delivered a strong quarter with a higher-than-industry-average growth rate and improving profitability. The Company continued to emphasize the e-commerce aspect of its freight services, solidify its leadership position and brand recognition, and improve operating efficiency. Freight volume increased by 81.0% YoY in the first quarter of 2021. Average cost per tonne and ASP per tonne decreased by 20.6% YoY and 5.4% YoY， respectively.

BEST Supply Chain Management – The total number of orders fulfilled by Cloud OFCs increased by 20.6% YoY to 100.8 million in the first quarter of 2021 and the total number of orders fulfilled by franchised Cloud OFCs increased by 30.6% YoY to 52.8 million. The number of franchised OFCs increased by 15.2% YoY to 348 in the first quarter of 2021. In the first quarter of 2021, gross margin for Supply Chain Management was 5.4%, compared with 0.8% in the first quarter of 2020, benefitting from cost reduction efforts and discontinuation of legacy low-margin accounts.

BEST Global – Global continued to expand both cross-border and in Southeast Asia with strong margin improvement. In the first quarter of 2021, parcel volume in Southeast Asia increased by 249% YoY to 30.8 million. Global’s gross margin improved significantly by 22.2 ppts YoY due to better economies of scale.

Others – In respect of UCargo, as of March 31, 2021, the number of registered drivers on the UCargo mobile app increased by 66.2% YoY to 347,854. In the first quarter of 2021, the total number of transactions on the trucking brokerage platform increased by 65.4% YoY to 185,676.

Key Operational Metrics

	Three Months Ended			% Change YoY
	March 31, 2019	March 31, 2020	March 31, 2021	2020 vs 2019	2021 vs 2020
Express Parcel Volume (in ‘000)	1,340,540	1,315,525	1,756,957	(1.9)%	33.6%
Freight Volume (Tonne in ‘000)	1,268	1,074	1,945	(15.3)%	81.0%
Supply Chain Management Orders Fulfilled (in ‘000)	61,964	83,596	100,784	34.9%	20.6%
Global Parcel Volume in Southeast Asia (in ‘000)	237	8,840	30,841	3,624%	249%
UCargo Number of Transactions (in ‘000)	120	112	186	(6.4)%	65.4%

Environmental Social and Governance (ESG) Report

On June 8, 2021, the Company released its third ESG report, which can be accessed via the following link: http://www.best-inc.com/2020ESGReportIIvPUB.pdf

FINANCIAL RESULTS

For the Quarter Ended March 31, 2021:

Revenue

The following table sets forth a breakdown of revenue by business segment for the periods indicated.

Table 1 – Breakdown of Revenue by Business Segment

	Three Months Ended
	March 31, 2020		March 31, 2021
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	% Change YoY
Express	3,375,612	67.6%	3,713,080	566,727	57.1%	10.0%
Freight	687,247	13.7%	1,174,493	179,263	18.1%	70.9%
Supply Chain Management	407,592	8.1%	447,661	68,326	6.9%	9.8%
Global	115,788	2.3%	250,422	38,222	3.9%	116.3%
Others(7)	416,382	8.3%	910,983	139,043	14.0%	118.8%
Total Revenue	5,002,621	100.0%	6,496,639	991,581	100.0%	29.9%

•	Express Service Revenue increased by 10.0% YoY to RMB3,713.1 million (US$566.7 million) from RMB3,375.6 million, primarily due to a 33.6% YoY increase in parcel volume, partially offset by a 17.6% YoY decrease in ASP per parcel. The decrease in ASP per parcel is primarily attributable to competitive market dynamics.

•	Freight Service Revenue increased by 70.9% YoY to RMB1,174.5 million (US$179.3 million) from RMB687.2 million, primarily due to an 81.0% YoY increase in freight volume, partially offset by a 5.4% YoY decrease in ASP per tonne.

•	Supply Chain Management Service Revenue increased by 9.8% YoY to RMB447.7 million (US$68.3 million) from RMB407.6 million, primarily due to a 20.6% YoY increase in the total number of orders fulfilled by Cloud OFCs.

•	Global Service Revenue increased by 116.3% YoY to RMB250.4 million (US$38.2 million) from RMB115.8 million, primarily due to strong growth in parcel volumes in Southeast Asia.

•	Others Services Revenue increased by 118.8% YoY to RMB911.0 million (US$139.0 million) from RMB416.4 million, primarily due to a strong increase in total number of transactions of UCargo business.

(7) Others” Segment represents UCargo and Capital business units.

Cost of Revenue

The following table sets forth a breakdown of cost of revenue by business segment for the periods indicated.

Table 2 – Breakdown of Cost of Revenue by Business Segment

	Three Months Ended					% of
	March 31, 2020		March 31, 2021			Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YoY
Express	(3,491,321)	103.4%	(3,958,127)	(604,128)	106.6%	3.2ppts
Freight	(816,435)	118.8%	(1,173,930)	(179,177)	100.0%	(18.8ppts	)
Supply Chain Management	(404,446)	99.2%	(423,506)	(64,640)	94.6%	(4.6ppts	)
Global	(148,318)	128.1%	(265,102)	(40,462)	105.9%	(22.2ppts	)
Others	(380,096)	91.3%	(869,329)	(132,686)	95.4%	4.1ppts
Total Cost of Revenue	(5,240,616)	104.8%	(6,689,994)	(1,021,093)	103.0%	(1.8ppts	)

Cost of Revenue was RMB6,690.0 million (US$1,021.1 million) or 103.0% of revenue in the first quarter of 2021, compared to RMB5,240.6 million or 104.8% of revenue in the same quarter of 2021. The decrease of 1.8 ppts in cost of revenue as a percentage of revenue was primarily attributable to a steeper decrease in unit cost than ASP for Freight and Global business units and discontinuation of certain low-margin accounts for Supply Chain business unit.

Table 3 – Breakdown of Average Cost Per Parcel and Average Cost Per Tonne

	Three Months Ended		% Change
(in RMB)	March 31, 2020	March 31, 2021	YoY
Express:
Average Cost Per Parcel	2.65	2.25	(15.1)%
Average Transportation Cost Per Parcel	0.69	0.63	(8.7)%
Average Labor Cost Per Parcel	0.26	0.23	(11.5)%
Average Lease Cost Per Parcel	0.15	0.13	(13.3)%
Average Other Cost Per Parcel	0.15	0.09	(40.0)%
Average Last-mile Cost Per Parcel	1.40	1.17	(16.4)%
Freight:
Average Cost Per Tonne	759.9	603.6	(20.6)%

Gross Loss was RMB193.4 million (US$29.5 million) in the first quarter of 2021, compared to gross loss of RMB238.0 million in the same period of 2020. Gross Loss Margin was 3.0%, an improvement of 1.8 percentage points (“ppts”) YoY.

Operating Expenses

The following table sets forth a breakdown of operating expenses and adjusted operating expenses by category for the periods indicated.

Table 4 – Breakdown of Operating Expenses and Adjusted Operating Expenses by Category

	Three Months Ended
	March 31, 2020		March 31, 2021			% of Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YoY
Selling, General and Administrative Expenses	(384,107)	7.7%	(416,435)	(63,561)	6.4%	(1.3ppts	)
Adjusted for SBC Expenses	(31,614)	0.7%	(26,761)	(4,085)	0.4%	(0.3ppts	)
Adjusted Selling, General and Administrative Expenses	(352,493)	7.0%	(389,674)	(59,476)	6.0%	(1.0ppts	)
Research and Development Expenses	(50,692)	1.0%	(53,687)	(8,194)	0.8%	(0.2ppts	)
Adjusted for SBC Expenses	(1,354)	0.0%	(1,939)	(296)	0.0%	0.0ppts
Adjusted Research and Development Expenses	(49,338)	1.0%	(51,748)	(7,898)	0.8%	(0.2ppts	)
Total Operating Expenses	(434,799)	8.7%	(470,122)	(71,755)	7.2%	(1.5ppts	)
Adjusted for SBC Expenses	(32,968)	0.7%	(28,700)	(4,381)	0.4%	(0.3ppts	)
Adjusted Total Operating Expenses	(401,831)	8.0%	(441,422)	(67,374)	6.8%	(1.2ppts	)

Selling, General and Administrative Expenses were RMB416.4 million (US$63.6 million) or 6.4% of revenue in the first quarter of 2021, compared to RMB384.1 million or 7.7% of revenue in the same quarter of 2020. The decrease in selling, general and administrative expenses as a percentage of revenue was primarily attributable to improved operating efficiencies.

Research and Development Expenses were RMB53.7 million (US$8.2 million) or 0.8% of revenue in the first quarter of 2021, compared to RMB50.7 million, or 1.0% of revenue in the same quarter of 2020.

Share-based Compensation (“SBC”) Expenses included in the cost and expense items above in the first quarter of 2021 were RMB29.0 million (US$4.4 million), compared to RMB33.6 million in the same quarter of 2020. In the first quarter of 2021, RMB0.3 million (US$0.04 million) was allocated to cost of revenue, RMB1.5 million (US$0.2 million) was allocated to selling expenses, RMB25.3 million (US$3.9 million) was allocated to general and administrative expenses, and RMB1.9 million (US$0.3 million) was allocated to research and development expenses.

Net Loss and Non-GAAP Net Loss

Net Loss in the first quarter of 2021 was RMB604.5 million (US$92.3 million), compared to a net loss of RMB666.9 million in the same period of 2020. Excluding SBC expenses, amortization of intangible assets resulting from business acquisitions and gain from appreciation of investment (if any for a given period), Non-GAAP Net Loss in the first quarter of 2021 was RMB581.1 million (US$88.7 million), compared to non-GAAP net loss of RMB632.3 million in the same quarter of 2020.

The following table sets forth a breakdown of non-GAAP net loss for the three months ended March 31, 2021 by segment.

Table 5 – Breakdown of non-GAAP Net Loss by Segment

	Three Months Ended March 31, 2021
(In RMB‘000)	Express	Freight	Supply Chain	Global	Others	Unallocated(8)	Total
Non-GAAP Net Loss	(419,035)	(44,144)	(10,069)	(56,094)	(4,881)	(46,843)	(581,066)

Diluted EPS and Non-GAAP Diluted EPS

Diluted EPS in the first quarter of 2021 was negative RMB1.55 (US$0.24), based on a weighted average of 386.8 million diluted shares outstanding during the quarter. This is compared to negative RMB1.69 on a weighted average of 389.8 million diluted shares outstanding in the same period of 2020. Excluding SBC expenses, amortization of intangible assets resulting from business acquisitions and gain from appreciation of investment (if any for a given period), Non-GAAP Diluted EPS in the first quarter of 2021 was negative RMB1.49 (US$0.23), compared to negative RMB1.60 in the same period of 2020. A reconciliation of non-GAAP diluted EPS to diluted EPS is included at the end of this results announcement.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA in the first quarter of 2021 was negative RMB396.9 million (US$60.6 million), compared to negative RMB502.6 million in same quarter of 2020. Adjusted EBITDA Margin was negative 6.1% in the first quarter of 2021, compared to negative 10.0% in the same quarter of 2020.

Adjusted EBITDA and Adjusted EBITDA Margin by Segment

The following table sets forth a breakdown of adjusted EBITDA and adjusted EBITDA margin for the three months ended March 31, 2021 by segment.

Table 6 – Breakdown of Adjusted EBITDA and Adjusted EBITDA Margin by Segment

	Three Months Ended March 31, 2021
(In RMB‘000)	Express	Freight	Supply Chain	Global	Others	Unallocated(9)	Total
Adjusted EBITDA	(311,398)	(25,887)	167	(51,920)	3,083	(10,947)	(396,902)
Adjusted EBITDA Margin	(8.4)%	(2.2)%	0.0%	(20.7)%	0.3%	-	(6.1)%

(8) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(9) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

Cash and Cash Equivalents, Restricted Cash and Short-term Investments

As of March 31, 2021, cash and cash equivalents, restricted cash and short-term investments were RMB3,976.8 million (US$607.0 million), compared to RMB4,464.2 million as of December 31, 2020. The decrease in cash and cash equivalents, restricted cash and short-term investments was primarily due to net cash used in operating activities.

Net Cash Used in Operating Activities

Net cash used in continuing operating activities was RMB563.6 million (US$86.0 million), compared to RMB1,230.9 million in the same period of 2020. The improvement in net cash used in continuing operating activities was mainly due to increased volume for the Express and Freight business segments.

Capital Expenditures (“CAPEX”)

CAPEX was RMB254.3 million (US$38.8 million), or 3.9% of total revenue in the first quarter ended March 31, 2021, compared to CAPEX of RMB345.9 million, or 6.9% of total revenue, in the same period of 2020.

SHARES OUTSTANDING

As of the date of this press release, the Company had approximately 388.2 million ordinary shares outstanding(10). Each American Depositary Share represents one Class A ordinary share.

FINANCIAL GUIDANCE

Based on current market conditions and current operations, the Company expects its revenue for the full fiscal year of 2021 to be between RMB34 billion and RMB36 billion. This forecast reflects management's current and preliminary expectation, which is subject to change.

RESIGNATION OF INDEPENDENT DIRECTOR

Ms. Quan Hao, an independent director and chairman of the audit committee of the Company, has resigned from these positions due to personal reasons, effective July 31, 2021. Ms. Hao’s resignation is not a result of any disagreement with the Company, its board of directors or its management.

Mr. Mark Qiu, an independent director and a member of the Company’s audit committee, will be appointed as the chairman of the audit committee. Meanwhile, the Company will search for a candidate to succeed Ms. Hao’s position as an independent director and a member of the audit committee.

(10) The total number of shares outstanding excludes shares reserved for future issuances upon exercise or vesting of awards granted under the Company’s share incentive plans.

WEBCAST AND CONFERENCE CALL INFORMATION

The Company will hold a conference call at 9:00 pm U.S. Eastern Time on June 8, 2021 (9:00 am Beijing Time on June 9, 2021), to discuss its financial results and operating performance for the first quarter of 2021.

Participants may access the call by dialing the following numbers:

United States	: +1-888-317-6003
Hong Kong	: 800-963976 or +852-5808-1995
Mainland China	: 4001-206115
International	: +1-412-317-6061
Participant Elite Entry Number	:0305868

A replay of the conference call will be accessible through June 15, 2021 by dialing the following numbers:

United States	: +1-877-344-7529
International	: +1-412-317-0088
Replay Access Code	:10156760

Please visit the Company's investor relations website, located at http://ir.best-inc.com/, to view the earnings release prior to the conference call. A live and archived webcast of the conference call and a corporate presentation will be available at the same site.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-add services, including express and freight delivery, supply chain management and last-mile services, truckload service brokerage, international logistics and financial services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

For investor and media inquiries, please contact:

BEST Inc.

Investor relations team

ir@best-inc.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: best@tpg-ir.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail:  best@tpg-ir.com

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST's strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST's goals and strategies; BEST's future business development, results of operations and financial condition; BEST 's ability to maintain and enhance its ecosystem; BEST 's ability to compete effectively; BEST 's ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; fluctuations in general economic and business conditions in China and other countries in which BEST operates, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating its business, BEST considers and uses non-GAAP measures, such as non-GAAP net loss/income, non-GAAP net loss/profit margin, adjusted EBITDA, adjusted EBITDA margin, EBITDA, adjusted selling expenses, adjusted general and administrative expenses, adjusted research and development expenses, and non-GAAP diluted EPS, as supplemental measures in the evaluation of the Company’s operating results and in the Company’s financial and operational decision-making. The Company believes these non-GAAP financial measures that help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in loss from operations and net loss. The Company believes that these non-GAAP financial measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in the results announcement.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the Company's current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company's calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Summary of Unaudited Condensed Consolidated Income Statements

(In Thousands)

	Three Months Ended March 31,
	2020	2021
	RMB	RMB	US$
Revenue
Express	3,375,612	3,713,080	566,727
Freight	687,247	1,174,493	179,263
Supply Chain Management	407,592	447,661	68,326
Global	115,788	250,422	38,222
Others	416,382	910,983	139,043
Total Revenue	5,002,621	6,496,639	991,581
Cost of Revenue
Express	(3,491,321)	(3,958,127)	(604,128)
Freight	(816,435)	(1,173,930)	(179,177)
Supply Chain Management	(404,446)	(423,506)	(64,640)
Global	(148,318)	(265,102)	(40,462)
Others	(380,096)	(869,329)	(132,686)
Total Cost of Revenue	(5,240,616)	(6,689,994)	(1,021,093)
Gross Loss	(237,995)	(193,355)	(29,512)
Selling Expenses	(118,115)	(107,205)	(16,363)
General and Administrative Expenses	(265,992)	(309,230)	(47,198)
Research and Development Expenses	(50,692)	(53,687)	(8,194)
Total Operating Expenses	(434,799)	(470,122)	(71,755)
Loss from Operations	(672,794)	(663,477)	(101,267)
Interest Income	21,585	16,878	2,576
Interest Expense	(33,172)	(46,007)	(7,022)
Foreign Exchange Gain	390	800	122
Other Income	32,793	109,444	16,704
Other Expense	(11,110)	(17,817)	(2,719)
Loss before Income Tax and Share of Net Loss of Equity Investees	(662,308)	(600,179)	(91,606)
Income Tax Expense	(4,535)	(4,290)	(655)
Loss before Share of Net loss of Equity Investees	(666,843)	(604,469)	(92,261)
Share of Net Loss of Equity Investees	(30)	-	-
Net Loss from continuing operations	(666,873)	(604,469)	(92,261)
Net loss from discontinued operations	(83,879)	(13,836)	(2,113)
Net Loss	(750,752)	(618,305)	(94,374)
Net Loss from continuing operations attributable to non-controlling interests	(7,860)	(5,410)	(826)
Net Loss attributable to Best Inc.	(742,892)	(612,895)	(93,548)

Summary of Unaudited Condensed Consolidated Balance Sheets
(in thousands)

	As of December 31, 2020	As of March 31, 2021
	RMB	RMB	US$
Assets
Current Assets
Cash and Cash Equivalents	1,383,317	1,011,247	154,347
Restricted Cash	2,102,426	2,136,791	326,138
Accounts and Notes Receivables	983,601	885,032	135,082
Inventories	44,133	34,434	5,256
Prepayments and Other Current Assets	3,304,670	3,258,700	497,378
Short-term Investments	268,647	296,612	45,272
Amounts Due from Related Parties	274,395	153,502	23,429
Lease Rental Receivables	497,127	479,123	73,128
Assets held for sale	509,395	481,893	73,551
Total Current Assets	9,367,711	8,737,334	1,333,581
Non-current Assets
Property and Equipment, Net	4,079,235	4,131,122	630,532
Intangible Assets, Net	12,198	12,980	1,981
Long-term Investments	221,426	202,645	30,930
Goodwill	295,758	295,758	45,141
Non-current Deposits	129,645	127,901	19,522
Other Non-current Assets	543,949	423,971	64,711
Restricted Cash	709,848	532,136	81,220
Lease Rental Receivables	647,678	556,003	84,863
Operating Lease Right-of-use Assets	3,863,375	3,724,220	568,427
Total non-current Assets	10,503,112	10,006,736	1,527,327
Total Assets	19,870,823	18,744,070	2,860,908
Liabilities and Shareholders’ Equity
Current Liabilities
Securitization Debt	95,149	382,917	58,445
Short-term Bank Loans	3,082,537	2,806,006	428,280
Accounts and Notes Payable	4,144,948	3,902,061	595,571
Income Tax Payable	14,550	11,677	1,782
Customer Advances and Deposits and Deferred Revenue	1,526,051	1,354,629	206,757
Accrued Expenses and Other Liabilities	2,507,917	2,392,147	365,113
Financing Lease Liabilities	1,581	1,462	223
Operating Lease Liabilities	1,032,461	1,099,371	167,797
Amounts Due to Related Parties	35,623	12,865	1,964
Liabilities held for sale	193,432	176,298	26,908
Total Current Liabilities	12,634,249	12,139,433	1,852,840

Summary of Unaudited Condensed Consolidated Balance Sheets (Cont’d)
(In Thousands)

	As of December 31, 2020	As of March 31, 2021
	RMB	RMB		US$
Non-current Liabilities
Convertible senior notes held by related parties	1,617,846	1,631,167		248,965
Securitization Debt	-	10,085		1,539
Secured Borrowings	-	110,179		16,817
Convertible Senior Notes held by third parties	642,121	648,241		98,941
Operating Lease Liabilities	2,995,173	2,845,499		434,308
Financing Lease Liabilities	2,698	2,396		366
Other Non-current Liabilities	175,584	151,540		23,130
Long-term Bank Loans	78,548	78,587		11,995
Total Non-current Liabilities	5,511,970	5,477,694		836,061
Total Liabilities	18,146,219	17,617,127		2,688,901
Shareholders’ Equity
Ordinary Shares	25,988	25,988		3,967
Treasury Shares	(211,352)	(152,377)		(23,257)
Additional Paid-In Capital	19,487,232	19,458,353		2,969,925
Statutory reserves	8,038	8,334		1,272
Accumulated Deficit	(17,710,964)	(18,324,155	)(11)	(2,796,812)
Accumulated Other Comprehensive Income	151,677	142,225		21,708
BEST Inc. Shareholders’ Equity	1,750,619	1,158,368		176,803
Non-controlling Interests	(26,015)	(31,425)		(4,796)
Total Shareholders’ Equity	1,724,604	1,126,943		172,007
Total Liabilities and Shareholders’ Equity	19,870,823	18,744,070		2,860,908

(11) Including accumulated accretion to redemption value and deemed dividend in relation to redeemable convertible preferred shares of RMB9,493,807, and accumulated loss from operations of RMB8,830,348

Summary of Unaudited Condensed Consolidated Statements of Cash Flows
(In Thousands)

	Three Months Ended March 31,
	2020	2021
	RMB	RMB	US$
Net cash used in continuing operating activities	(1,230,925)	(563,648)	(86,029)
Net cash used in discontinued operating activities	(62,588)	(94,303)	(14,393)
Net cash used in operating activities	(1,293,513)	(657,951)	(100,422)
Net cash generated from continuing investing activities	114,157	22,829	3,484
Net cash used in discontinued Investing activities	(240)	(33)	(5)
Net cash generated from investing activities	113,917	22,796	3,479
Net cash generated from continuing financing activities	754,985	193,947	29,602
Net cash used in discontinued financing activities	(150,000)	(92,500)	(14,118)
Net cash generated from financing activities	604,985	101,447	15,484
Exchange Rate Effect on Cash, Cash Equivalents, and Restricted Cash	24,166	6,716	1,025
Net Decrease in Cash and Cash Equivalents, and Restricted Cash	(550,445)	(526,992)	(80,434)
Cash and Cash Equivalents, and Restricted Cash at Beginning of Period	3,957,215	4,209,121	642,437
Cash and Cash Equivalents, and Restricted Cash at End of Period	3,406,770	3,682,129	562,003
Less: Cash and Cash Equivalents, and Restricted Cash held for sales at end of the Period	3,413	1,955	298
Cash and Cash Equivalents, and Restricted Cash from continuing operations at End of Period	3,403,357	3,680,174	561,705

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of the Company’s net loss to EBITDA, adjusted EBITDA and adjusted EBITDA margin for the periods indicated:

Table 7 – Reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

	Three Months Ended March 31, 2021
(In RMB‘000)	Express	Freight	Supply Chain	Global	Others	Unallocated(12)	Total
Net Loss	(420,942)	(46,808)	(11,965)	(58,244)	(5,525)	(60,985)	(604,469)
Add:
Depreciation & Amortization	107,637	18,257	10,227	4,174	3,683	6,767	150,745
Interest Expense	-	-	-	-	-	46,007	46,007
Income Tax Expense	-	-	9	-	4,281	-	4,290
Subtract:
Interest Income	-	-	-	-	-	(16,878)	(16,878)
EBITDA	(313,305)	(28,551)	(1,729)	(54,070)	2,439	(25,089)	(420,305)
Add:
Share-based Compensation Expenses	1,907	2,664	1,896	2,150	644	19,704	28,965
Subtract:
Gain from appreciation of investments	-	-	-	-	-	(5,562)	(5,562)
Adjusted EBITDA	(311,398)	(25,887)	167	(51,920)	3,083	(10,947)	(396,902)
Adjusted EBITDA Margin	(8.4)%	(2.2)%	0.0%	(20.7)%	0.3%	-	(6.1)%

	Three Months Ended March 31, 2020
(In RMB‘000)	Express	Freight	Supply Chain	Global	Others	Unallocated(13)	Total
Net Loss	(272,316)	(203,042)	(48,350)	(69,940)	(20,358)	(52,867)	(666,873)
Add:
Depreciation & Amortization	77,217	15,030	10,970	3,731	618	6,973	114,539
Interest Expense	-	-	-	-	-	33,172	33,172
Income Tax Expense/(Benefit)	484	-	138	(276)	4,189	-	4,535
Subtract:
Interest Income	-	-	-	-	-	(21,585)	(21,585)
EBITDA	(194,615)	(188,012)	(37,242)	(66,485)	(15,551)	(34,307)	(536,212)
Add:
Share-based Compensation Expenses	4,371	3,327	3,394	2,086	1,002	19,419	33,599
Adjusted EBITDA	(190,244)	(184,685)	(33,848)	(64,399)	(14,549)	(14,888)	(502,613)
Adjusted EBITDA Margin	(5.6)%	(26.9)%	(8.3)%	(55.6)%	(3.5)%	-	(10.0)%

(12) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(13) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

The table below sets forth a reconciliation of the Company’s net loss to non-GAAP net loss, non-GAAP net loss margin for the periods indicated:

Table 8 – Reconciliation of Non-GAAP Net Loss and Non-GAAP Net Loss Margin

	Three Months Ended March 31, 2021
(In RMB‘000)	Express	Freight	Supply Chain	Global	Others	Unallocated(14)	Total
Net Loss	(420,942)	(46,808)	(11,965)	(58,244)	(5,525)	(60,985)	(604,469)
Add:
Share-based Compensation Expenses	1,907	2,664	1,896	2,150	644	19,704	28,965
Subtract:
Gain from appreciation of investments	-	-	-	-	-	(5,562)	(5,562)
Non-GAAP Net Loss	(419,035)	(44,144)	(10,069)	(56,094)	(4,881)	(46,843)	(581,066)
Non-GAAP Net Loss Margin	(11.3)%	(3.8)%	(2.2%)	(22.4)%	(0.5)%	-	(8.9)%

	Three Months Ended March 31, 2020
(In RMB‘000)	Express	Freight	Supply Chain	Global	Others	Unallocated(15)	Total
Net Loss	(272,316)	(203,042)	(48,350)	(69,940)	(20,358)	(52,867)	（666,873	）
Add:
Share-based Compensation Expenses	4,371	3,327	3,394	2,086	1,002	19,419	33,599
Amortization of Intangible Assets Resulting from Business	-	-	-	926	-	-	926
Non-GAAP Net Loss	(267,945)	(199,715)	(44,956)	(66,928)	(19,356)	(33,448)	（632,348	）
Non-GAAP Net Loss Margin	(7.9)%	(29.1)%	(11.0)%	(57.8)%	(4.6)%	-	(12.6)%

(14) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(15) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

The table below sets forth a reconciliation of the Company’s Diluted EPS to non-GAAP Diluted EPS for the periods indicated:

Table 9 – Reconciliation of Diluted EPS and Non-GAAP Diluted EPS

	Three Months Ended March 31, 2021
(In ‘000)	RMB	US$
Net Loss Attributable to Ordinary Shareholders	(599,059)	(91,435)
Add:
Share-based Compensation Expenses	28,965	4,422
Subtract:
Gain from appreciation of investments	(5,562)	(849)
Non-GAAP Net Loss Attributable to Ordinary Shareholders for Computing Non-GAAP Diluted EPS	(575,656)	(87,862)
Weighted Average Diluted Shares Outstanding During the Period
Diluted	386,809,534	386,809,534
Diluted (Non-GAAP)	386,809,534	386,809,534
Diluted EPS	(1.55)	(0.24)
Add:
Non-GAAP adjustment to net loss per share	0.06	0.01
Non-GAAP Diluted EPS	(1.49)	(0.23)